

Mail Stop 3561

April 29, 2009

Dov Charney
President and Chief Executive Officer
747 Warehouse Street
Los Angeles, California 90021-1106

      Re: **American Apparel, Inc.**
             Schedule 14A Proxy Statement
             Filed April 17, 2009
             File No. 001-32697

Dear Mr. Charney:

      We have completed our review of your Preliminary Schedule 14A Proxy Statement and related correspondence and have no further comments at this time.

      Sincerely,

      John Reynolds
      Assistant Director

cc: Glenn A. Weinman
       Fax: (213) 201-3048